December 23, 2009

BY EDGAR

Jennifer Riegel, Esq.

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:                               ArQule Inc.

Definitive Proxy Statement Filed April 10, 2009

File No. 000-21429

Dear Ms. Riegel:

On behalf of ArQule, Inc. (the “Company”), I am writing to advise you that we will be unable to respond to the Staff’s comment letter dated December 16, 2009 within the requested time frame.  The suggested due date falls on December 31, 2009.  We are located in the Boston area, and we have been short of staff this week as a result of the recent snowstorm.  In addition, our offices will be closed for annual building maintenance from December 24, 2009 until January 4, 2010. Accordingly, we will not have access to the personnel and information that we will require to be responsive to the comment letter.  Moreover, we believe that it is important to review our proposed response with the members of the Compensation Committee of ArQule’s Board of Directors, and we will be unable to do so under the circumstances during this holiday week.

We believe that we will be in a position to respond to the Staff’s letter by no later than January 15, 2010.  If possible, we will respond before that time.

Sincerely,

/s/ Robert J. Connaughton, Jr.

Robert J. Connaughton, Jr.
Vice President and Chief Corporate Counsel